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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 4)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

    CLASS A COMMON STOCK,                               518439 10 4
  PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                        (CUSIP NUMBER)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

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NY2:\402857\02\44090.0009

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                518439 10 4                            13G                                            Page 2 of 8
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 The Estee Lauder 1994 Trust
                          I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*                                   (a) / /
                                                                                                               (b) /X/
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                          19,560,413
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                                --
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                     19,560,413
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                            --
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                           19,560,413**SEE ITEM 4
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   N/A
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       14.4%
                                                                                                                   **SEE ITEM 4
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                  00
----------------------    -------------------------------------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

           (a)        The name of the issuer is The Estee Lauder Companies Inc.
                      (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

           (a) - (c)  This report is being filed by The Estee Lauder 1994
                      Trust with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person was organized in the State of New York.

           (d) - (e)  This report covers the Issuer's Class A Common
                      Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

           Not Applicable.

ITEM 4. OWNERSHIP

           (a) At December 31, 1999, the Reporting Person beneficially owned 19,560,413 shares of Class A Common Stock as follows: 7,370,561 shares of Class A Common Stock and 12,189,852 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person. On June 2, 1999, the Class A Common Stock and Class B Common Stock of the Issuer split 2-for-1.

                      In June 1998, the Reporting Person entered into a forward purchase agreement (the "Contract") with the Estee Lauder Automatic Common Exchange Security Trust, a trust not affiliated with the Reporting Person or the Issuer (the "TRACES Trust"), relating to the disposition by the Reporting Person to the TRACES Trust of not fewer than 2,671,610 nor more than 3,206,060 of the shares held by the Reporting Person or cash in lieu of such shares on June 5, 2001 (subject to extension and subsequent acceleration) (the "Exchange Date"). Subject to the right of the Reporting Person described in the next sentence, the precise number of shares to be delivered by the Reporting Person will be determined in accordance with the Contract as of the Exchange Date. The Reporting Person has the right to elect to pay cash upon settlement of the Contract in lieu of delivering shares. Until there is delivery, if any, of the shares to the TRACES Trust (or any other disposition thereof), all 3,206,060 shares of Class A Common Stock continue to be included in the total for the Reporting Person.

                      In February 1999, the Reporting Person entered into a forward purchase agreement (the "TRACES II Contract") with the Estee Lauder Automatic Common Exchange Security Trust II, a trust not affiliated with the Reporting Person or the Issuer (the "TRACES II Trust"), relating to the disposition by the Reporting Person to the TRACES II Trust of not fewer than 3,380,201 nor more than 3,988,438 shares of Class A Common Stock held by the Reporting Person or cash in lieu of such shares on February 23, 2002 or such later date as provided in the TRACES II Contract (the "Exchange Date"). Subject to the right of the Reporting Person described in the next sentence, the precise number of shares to be delivered by the Reporting Person will be determined in accordance with the TRACES II Contract as of the Exchange Date. The Reporting Person has the right to elect to pay cash upon settlement of the TRACES II Contract. Until there is delivery of the shares to the TRACES II Trust (or any other disposition thereof), all 3,988,438 shares of Class A Common Stock continue to be included in the total for the Reporting Person.

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 19,560,413 shares of Class A Common Stock, which would constitute 14.4% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the

                      Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 7,370,561 shares of Class A Common Stock and the 12,189,852 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 10.3% of the aggregate voting power of the Issuer.

           (c) As co-trustees of the Reporting Person, Leonard A. Lauder and Ronald S. Lauder share voting power, and Leonard A. Lauder, Ronald S. Lauder and Ira T. Wender share dispositive power with respect to the 7,370,561 shares of Class A Common Stock and the 12,189,852 shares of Class B Common Stock owned by the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Leonard A. Lauder and Ronald S. Lauder, as co-trustees and beneficiaries of the Reporting Person, and Ira T. Wender, as a co-trustee of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,370,561 shares of Class A Common Stock and the 12,189,852 shares of Class B Common Stock owned by the Reporting Person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10. CERTIFICATION

           Not Applicable.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       The Estee Lauder 1994 Trust



Date: February 11, 2000                By: /s/ Leonard A. Lauder
                                          -------------------------------------
                                               Leonard A. Lauder, trustee



Date: February 11, 2000                By: /s/ Ronald S. Lauder
                                          -------------------------------------
                                               Ronald S. Lauder, trustee



Date: February 11, 2000                By: /s/ Ira T. Wender
                                          -------------------------------------
                                               Ira T. Wender, trustee

                                  EXHIBIT INDEX
                                  -------------

Exhibit A  --  List of Parties to the Stockholders' Agreement